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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Primus Knowledge Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.025 per share

(Title of Class of Securities)

74163Q10

(Cusip Number)

Edward Terino
Senior Vice President and Chief Financial Officer
Art Technology Group, Inc.
25 First Street
Cambridge, MA 02141
(617) 386-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 74163Q10			Page 2 of 8

1.	Name of Reporting Person: Art Technology Group, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-1350484

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3 below.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,471,778 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,471,778 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.6%(2)

14.	Type of Reporting Person (See Instructions): CO

(1) ATG may be deemed to be the beneficial owner of 3,471,778 shares of Primus common stock, which represents shares of Primus common stock subject to the Voting Agreements described in this Schedule 13D. ATG expressly disclaims beneficial ownership of any of the shares of Primus common stock covered by the Voting Agreements.

(2) Based upon 23,855,394 shares of Primus common stock outstanding as of August 9, 2004 (as represented by Primus in the Merger Agreement).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $.025 per share (“Primus Common Stock”), of Primus Knowledge Solutions, Inc., a Washington corporation (“Primus”). The address of Primus’ principal executive offices is 1601 Fifth Avenue, Suite 1900, Seattle, WA 98101.

Item 2. Identity and Background.

This Schedule 13D is being filed by Art Technology Group, Inc. (“ATG”). ATG is a Delaware corporation, and the address of its principal business and principal executive office is 25 First Street, Cambridge, MA 02141. ATG’s common stock trades on the Nasdaq National Market under the symbol “ARTG.” ATG delivers software solutions to help consumer-facing organizations create an interactive experience for their customers and partners via the Internet and other channels.

For information with respect to the identity and background of each director and executive officer of ATG, see Schedule 1 attached hereto. To ATG’s knowledge, except as otherwise indicated on Schedule 1, each person named in Schedule 1 is a citizen of the United States.

During the last five years, none of ATG, or to ATG’s knowledge, any person named in Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of ATG, or to ATG’s knowledge, any person named in Schedule 1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As an inducement to ATG’s entering into the Agreement and Plan of Merger by and among ATG, Autobahn Acquisition, Inc., a wholly owned subsidiary of ATG, and Primus, dated as of August 10, 2004 (the “Merger Agreement”), certain stockholders of Primus, including certain officers and directors (each a “Stockholder” and together the “Stockholders”), entered into individual Voting Agreements, each dated as of August 10, 2004 (each a “Voting Agreement” and together the “Voting Agreements”), with ATG covering a total of 3,471,778 shares of Primus common stock.

No separate consideration was paid by ATG in connection with the Voting Agreements. However, the shares of Primus common stock subject to the Voting Agreements are covered by the Merger Agreement. References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4. Purpose of Transaction.

ATG entered into the Merger Agreement and the related Voting Agreements with the intent of acquiring control of, and the entire common equity interest in, Primus.

Merger Agreement: ATG, Autobahn Acquisition, Inc., a wholly owned subsidiary of ATG, and Primus have entered into the Merger Agreement pursuant to which the parties have agreed that Autobahn Acquisition Inc. will merge with and into Primus, with Primus being the surviving corporation in the merger. The Merger Agreement provides that each outstanding share of Primus common stock will be cancelled in the merger and converted into the right to receive between 1.2976 and 1.4169 shares of common stock of ATG. This exchange ratio is subject to adjustment within this range based upon Primus’ achievement of specified minimum working capital requirements at closing, but in no event will the exchange ratio be less than 1.2976 ATG shares for each diluted share of Primus. Upon the completion of the merger, ATG will own all of the outstanding shares of Primus common stock.

Upon completion of the merger, the Board of Directors of Primus will be the Board of Directors of Autobahn Acquisition Inc., and certain officers of Primus will be replaced with officers of Autobahn Acquisition, Inc. The Articles of Incorporation and Bylaws of Primus following the merger will be the Articles of Incorporation and Bylaws of Autobahn Acquisition, Inc. as in effect immediately before the completion of the merger.

As a result of the merger, Primus Common Stock will cease to be authorized for listing on the Nasdaq Small Cap Market, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Voting Agreements: In connection with the Merger Agreement and as an inducement to ATG’s willingness to enter into the Merger Agreement, ATG has entered into individual Voting Agreements with certain stockholders of Primus, including certain officers and directors. The aggregate number of shares of Primus Common Stock covered by the Voting Agreements is 3,471,778.

Under the terms of the Voting Agreements, each Stockholder agreed to vote (or cause to be voted), and granted an irrevocable proxy to ATG to vote, their shares of Primus common stock (i) in favor of the adoption and approval of the Merger Agreement and the merger, and (ii) against any other extraordinary transaction, such as another merger or business combination, liquidation, or other change of control of Primus or any subsidiary of Primus. The Voting Agreements generally provide that the Stockholder may not sell, transfer, assign, pledge or otherwise dispose of their shares of Primus common stock, and that the Stockholder will not take any action that has or could have the effect of preventing the Stockholder from performing under the Voting Agreement. The Voting Agreements terminate on the earlier to occur of the closing of the merger and the termination of the Merger Agreement.

References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	As a result of the Voting Agreements, ATG may be deemed to be the beneficial owner of 3,471,778 shares of Primus common stock. Based on the number of shares of Primus common stock outstanding as of August 9, 2004 (as represented by Primus in the Merger Agreement), the number of shares of Primus Common Stock covered by the Voting Agreements represents approximately 14.6% of the outstanding shares of Primus Common Stock.

ATG may be deemed to have the power to direct the vote of the shares of Primus Common Stock subject to the Voting Agreements with respect to those matters described in Item 4. However, ATG (i) is not entitled to any rights as a stockholder of Primus as to the shares of Primus Common Stock subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Primus Common Stock covered by the Voting Agreements. Except as described in this Schedule 13D, none of ATG or, to the best of ATG’s knowledge, any of the persons listed on Schedule 1 beneficially owns any shares of Primus Common Stock.

(c)	Except as set forth in this Schedule 13D, ATG has not effected any transaction in Primus Common Stock during the past 60 days and, to ATG’s knowledge, none of the persons named in Schedule 1 has effected any transaction in Primus Common Stock during the past 60 days.

(d)	Except as set forth in this Schedule 13D, none of ATG or, to the knowledge of ATG, any of the persons listed on Schedule 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Primus Common Stock covered by the Voting Agreements.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

The information set forth in Items 2, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D or as set forth in the Merger Agreement and Voting Agreements, to ATG’s knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.

The following documents are filed as exhibits:

99.1	Agreement and Plan of Merger by and among Art Technology Group, Inc., Autobahn Acquisition, Inc. and Primus Knowledge Solutions, Inc. dated as of August 10, 2004 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 8-K filed by ATG on August 18, 2004).

99.2	Form of Voting and Proxy Agreement between Art Technology Group, Inc. and certain stockholders of Primus Knowledge Solutions, Inc. (including certain officers and directors of Primus Knowledge Solutions, Inc.) (incorporated herein by reference to Exhibit 99.2 to the current report on Form 8-K filed by ATG on August 18, 2004).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 19, 2004

Art Technology Group, Inc.
By:	/s/ EDWARD TERINO
Edward Terino
Senior Vice President and Chief Financial Officer

SCHEDULE 1

A.	Executive Officers and Employee Members of the Board of Directors of Art Technology Group, Inc.*

Name:	Principal Occupation or Employment:
Robert D. Burke	Director, Chief Executive Officer and President
Edward Terino	Chief Financial Officer and Senior Vice President, Finance.
Barry Clark	Senior Vice President Worldwide Sales
Cliff Conneighton	Senior Vice President of Marketing
Tricia Gilligan	Senior Vice President of Services
Phillip E. London	Senior Vice President of Products and Technology

*All individuals listed in the above table are employed by Art Technology Group, Inc. (“ATG”). The address of ATG’s principal place of business is 25 First St., Cambridge, MA 02141.

B.	Non-Employee Members of the Board of Directors of Art Technology Group, Inc.

	Principal Occupation or	Name and address of Principal
Name:	Employment:	Employer:
David Elsbree	Retired	6 Orchard Street,
Wellesely, MA 02481 (home)

John R. Held	Retired	116 Bear Hill Road,
Bolton, MA 01740 (home)

Catalyst, Inc.
Ilene H. Lang	President	120 Wall Street, 5th Floor
New York, New York 10005

MEM Associates
Mary E. Makela	President	47 Gunning Point Road
Falmouth, MA 02540

ProActive Community
Paul G. Shorthose (1)	President	83 Chapel Street
Needham, MA 02492

The Meltech Group
Phyllis S. Swersky	President	12 Alderwood Road
Newton, MA 02459

(1)	Mr. Shorthose is a United Kingdom citizen.